October 25, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington D.C., 20549
Attn:    James Giugliano
Joel Parker

Re:     Denny's Corporation
Form 10-K for the Fiscal Year Ended December 28, 2022
Filed February 27, 2023
File No. 000-18051

Ladies and Gentlemen:

The purpose of this letter is to provide the detailed response of Denny’s Corporation to the comments set forth in your letter dated September 26, 2023. For your convenience, your comments have been reproduced in their entirety followed by our response.

Form 10-K for the Fiscal Year Ended December 28, 2022

Notes to Consolidated Financial Statements
Note 10. Long-Term Debt
Dedesignated Interest Rate Hedges, page F-23

1.We note that during the quarter ended June 24, 2020, you dedesignated the cash flow relationship and discontinued hedge accounting treatment for the 2018 Swaps. At that time, you reclassified approximately $7.7 million (should be $7.4 million) of losses from accumulated other comprehensive loss, net to other nonoperating expense (income) net, related to the portion of the forecasted transaction no longer considered probable of occurring, and such determination was based on the credit default curve and recovery rate assumptions applied to forecasted balances of variable rate debt. Additionally, as of December 31, 2020 (should be December 30, 2020), you had approximately $64.4 million (before taxes) of unrealized losses in accumulated other comprehensive loss, net, related to the 2018 Swaps, which mature December 31, 2033. Lastly, we note your disclosure that the remaining losses related to the 2018 swaps will continue to be included in accumulated other comprehensive loss, net and will be amortized as a component of interest expense, net over the remaining term of the 2018 swap. Please respond to the following:
•Explain how the amounts being amortized as a component of interest expense were determined for the years ended December 31, 2022 and 2021 (should be December 28, 2022 and December 29, 2021). In this regard, we note that the amounts being reclassified out of accumulated other comprehensive loss have decreased from $.8 million in 2020, to $.2 million in 2021, and $.03 million in 2022. As part of your response, please consider providing a representative example of how the amounts were determined.
•Tell us when you would expect the amounts being reclassified out of accumulated comprehensive loss to significantly increase.
•We note your disclosure on page 34 that as of December 28, 2022, the total notional amount of your interest rate swaps was in excess of 100% of your floating rate debt. We also note that the notional amount on your 2018 Swaps is expected to annually increase, from $130 million as of

December 28, 2022, to $425 million on September 28, 2029. In light of the fact that the notional amounts of your interest rate swaps are already in excess of your floating rate debt, and the notional amount on the 2018 Swaps will be increasing by an additional $295 million over the next six years, please tell us how you determined the forecasted transactions were still considered probable of occurring. As part of your response, please quantify in more detail how the $7.7 million (should be $7.4 million) was determined to be the amount related to the portion of the forecasted transaction that was not considered probable of occurring as of June 24, 2020.

Response:

•During the quarter ended June 24, 2020, we performed a detailed analysis of the projected underlying cash flows related to our then outstanding interest rate swaps and determined that a portion of the underlying cash flows related to our hedging relationship entered into in 2018 (“2018 Swaps”) were no longer probable of occurring over the term of the interest rate swaps as a result of the ongoing impacts of the COVID-19 pandemic and using proceeds from a share offering to repay a portion of our long-term debt during the COVID-19 pandemic. The detailed analysis identified which underlying cash flows related to our swaps were impacted by month over the remaining term of the swaps. As a result of this analysis, we dedesignated the cash flow relationship and discontinued hedge accounting treatment for the 2018 Swaps. However, because the underlying cash flows related to our 2015 Swaps were determined to be probable of occurring over the term of the 2015 Swaps, we continued hedge accounting treatment for the 2015 Swaps.

Below are representative calculations for the periods from April 2020 to December 2022 that were used to determine a) the amounts by period that were included in the calculation of the $7.4 million that was reclassified out of other accumulated comprehensive income (“AOCI”) and into other nonoperating expense (income) net during the quarter ended June 24, 2020, b) amounts that remained in AOCI but are being amortized as a component of interest expense, net over the remaining term of the 2018 Swaps and c) annual amortization of amounts in AOCI as a component of interest expense, net:

Information Related to 2018 Swaps				
End Date	2015 Swaps Notional	2018 Swaps Notional	Total Swap Notional	Projected Underlying Cash Flows (Interest on Floating Rate Debt)	Overhedged Amount	Overhedged % of 2018 Swap Notional	Fair Value of 2018 Swaps at Assessment Date	Reclass to Other Nonoperating Expense	Remain in AOCI / Amortization by Period	Annual Amortization of Amounts in AOCI
4 2020	170,000,000	80,000,000	250,000,000	318,000,000	-	0%	77,847	-	77,847	
5 2020	170,000,000	80,000,000	250,000,000	338,000,000	-	0%	94,736	-	94,736	
6 2020	170,000,000	80,000,000	250,000,000	300,000,000	-	0%	118,789	-	118,789	
7 2020	170,000,000	80,000,000	250,000,000	300,000,000	-	0%	125,116	-	125,116	
8 2020	170,000,000	80,000,000	250,000,000	215,000,000	35,000,000	44%	123,399	53,987	69,412	
9 2020	170,000,000	80,000,000	250,000,000	215,000,000	35,000,000	44%	149,421	65,372	84,049	
10 2020	170,000,000	100,000,000	270,000,000	215,000,000	55,000,000	55%	183,428	100,885	82,542	
11 2020	170,000,000	100,000,000	270,000,000	205,000,000	65,000,000	65%	190,781	124,008	66,773	
12 2020	170,000,000	100,000,000	270,000,000	205,000,000	65,000,000	65%	188,966	122,828	66,138	785,404
1 2021	170,000,000	100,000,000	270,000,000	195,000,000	75,000,000	75%	179,847	134,885	44,962	
2 2021	170,000,000	100,000,000	270,000,000	190,000,000	80,000,000	80%	174,415	139,532	34,883	
3 2021	170,000,000	100,000,000	270,000,000	190,000,000	80,000,000	80%	193,280	154,624	38,656	
4 2021	170,000,000	100,000,000	270,000,000	185,000,000	85,000,000	85%	156,049	132,641	23,407	
5 2021	170,000,000	100,000,000	270,000,000	180,000,000	90,000,000	90%	141,806	127,625	14,181	
6 2021	170,000,000	100,000,000	270,000,000	175,000,000	95,000,000	95%	167,129	158,773	8,356	
7 2021	170,000,000	100,000,000	270,000,000	170,000,000	100,000,000	100%	137,999	137,999	-	
8 2021	170,000,000	100,000,000	270,000,000	170,000,000	100,000,000	100%	150,002	150,002	-	
9 2021	170,000,000	100,000,000	270,000,000	170,000,000	100,000,000	100%	138,628	138,628	-	
10 2021	170,000,000	120,000,000	290,000,000	170,000,000	120,000,000	100%	166,766	166,766	-	
11 2021	170,000,000	120,000,000	290,000,000	170,000,000	120,000,000	100%	187,567	187,567	-	
12 2021	170,000,000	120,000,000	290,000,000	170,000,000	120,000,000	100%	175,282	175,282	-	164,445
1 2022	170,000,000	120,000,000	290,000,000	170,000,000	120,000,000	100%	168,055	168,055	-	
2 2022	170,000,000	120,000,000	290,000,000	170,000,000	120,000,000	100%	151,020	151,020	-	
3 2022	170,000,000	120,000,000	290,000,000	170,000,000	120,000,000	100%	150,573	150,573	-	
4 2022	170,000,000	120,000,000	290,000,000	171,314,755	118,685,245	99%	141,107	139,561	1,546	
5 2022	170,000,000	120,000,000	290,000,000	171,777,655	118,222,345	99%	148,944	146,738	2,206	
6 2022	170,000,000	120,000,000	290,000,000	172,241,473	117,758,527	98%	140,214	137,595	2,619	
7 2022	170,000,000	120,000,000	290,000,000	172,706,249	117,293,751	98%	117,922	115,263	2,659	
8 2022	170,000,000	120,000,000	290,000,000	173,172,014	116,827,986	97%	137,833	134,189	3,643	
9 2022	170,000,000	120,000,000	290,000,000	173,638,797	116,361,203	97%	121,953	118,255	3,698	
10 2022	170,000,000	130,000,000	300,000,000	174,106,622	125,893,378	97%	128,142	124,094	4,048	
11 2022	170,000,000	130,000,000	300,000,000	174,575,511	125,424,489	96%	128,519	123,996	4,523	
12 2022	170,000,000	130,000,000	300,000,000	175,045,482	124,954,518	96%	118,969	114,351	4,617	29,561

As it relates to the 2018 Swaps, for periods in which the projected underlying cash flows were overhedged, we reclassified $7.4 million out of other accumulated comprehensive income (“AOCI”) and into other nonoperating expense (income) net as a result of the missed forecast. The determination of the amount reclassified was based on credit default curve and recovery rate assumptions applied to forecasted balances of variable rate debt. The missed forecasts on overhedged cash flows were not identical by period. Some future periods were impacted more due to larger projected overhedged positions in those periods. Specifically, for cash flows occurring between June 2021 and December 2022 and as detailed in the table above, 95%-100% of amounts included as a component of AOCI related to these projected cash flows previously deferred on the 2018 swaps were reclassified into other nonoperating expense (income) net (included in the $7.4 million). As a result, the consolidated statements of operations for the years ended December 29, 2021 and December 28, 2022 include smaller reclassifications out of AOCI and into interest expense, net, as most of the amounts deferred into AOCI had already been reclassified out of other accumulated comprehensive income and into other nonoperating expense (income) net. Looking forward, as both our projected debt outstanding and swap notional amounts increase, the projected overhedge decreases.

•As of December 30, 2022, approximately $64.4 million remained in AOCI related to the 2018 Swaps. Amounts being reclassified out of AOCI on an annual basis in the future related to the 2018 Swaps are expected to be as follows:

Fiscal Year	$ in Millions
2023	0.3
2024	0.7
2025	3.0
2026	4.9
2027	6.1
2028	7.0
2029	7.7
2030	8.1
2031	8.5
2032	9.0
2033	9.1
Total	64.4

•At December 28, 2022, the 2015 Swaps had a notional amount of $170 million and the 2018 Swaps had a notional amount of $130 million. As noted above, as a result of determining that a portion of underlying cash flows related to our 2018 Swaps were no longer probable of occurring over the term of the 2018 Swaps, we dedesignated the cash flow relationship and discontinued hedge accounting treatment for the 2018 Swaps. At that time, in addition to the accounting noted above for the 2018 Swaps, we began recording changes in the fair value of the 2018 Swaps as a component of other nonoperating expense (income), net.

However, because the underlying cash flows related to our 2015 Swaps were determined to be probable of occurring over the term of the 2015 Swaps, we continued hedge accounting treatment for the 2015 Swaps.

We determined that the underlying cash flows related to our 2015 Swaps were probable based on an analysis of multiple factors including forecasted EBITDA, forecasted share repurchases, other specifically contemplated transactions (including at that time acquisitions) and an expected Debt to EBITDA ratio through the term of the 2015 Swaps of up to 3.5 times. These assumptions were based on our historical and forecasted amounts and the assumption that we would maintain a consistent debt structure through the end of the related swaps.

The $7.4 million related to the portion of the forecasted transaction that was not considered probable of occurring as of June 24, 2020 was based on the same analysis through the term of the 2018 Swaps. A representative calculation of amounts included in the $7.4 million is included above.

We believe the details discussed in this response to your letter sufficiently address the comments raised. However, please do not hesitate to contact the undersigned at 864-597-8347 if you have any further questions.

Respectfully,

/s/ Robert P. Verostek
Robert P. Verostek
Executive Vice President and Chief Financial Officer

cc: Mr. Justin W. Chairman